CLEAN ENERGY TECHNOLOGIES, INC.

2990 Redhill Ave,

Costa Mesa, California 92626

Telephone: (949) 273-4990

January 16, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Tim Buchmiller

Re:	Clean Energy Technologies, Inc.
Offering Statement on Form 1-A
File No. 024-11085

Ladies and Gentlemen:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A (the “Offering Statement”) of Clean Energy Technologies, Inc. (the “Company”) and we hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Daylight Time on Monday, January 20, 2020.

We request that we be notified of such qualification by a telephone call to Mr. Robert Newman at (914) 762-4265. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Robert Newman via email at rj@newlawtech.com.

Sincerely,

CLEAN ENERGY TECHNOLOGIES, INC.

By:	/s/ Kambiz Mahdi
Kambiz Mahdi
Chief Executive Officer

cc:	Robert Newman, Esq.